UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-14879

(Check one): ☐ Form 10-K ☐ Form 20-F Form ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For the Period Ended: June 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Bay View Capital Corporation

(Full Name of Registrant)

N/A

(Former Name if Applicable)

1840 Gateway Drive

Address of Principal Executive Office (Street and Number)

San Mateo, California 94404

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
☒		Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As disclosed in the Registrant’s Current Report on Form 8-K, dated July 30, 2004, the Registrant indicated that it was amending its Form 10-K Annual Report for the year ended December 31, 2003 and its Form 10-Q Quarterly Report for the quarter ended March 31, 2004 to correct its application of FASB Statement 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases,” to its auto finance subsidiary’s portfolio of auto contracts held-for-sale and to restate its financial statements as of and for the three months ended December 31, 2003 and March 31, 2004.

     The Registrant determined that it should not file its Form 10-Q Quarterly Report for the quarter ended June 30, 2004 until it was able to file concurrently its Form 10-K/A Annual Report for the year ended December 31, 2003 and its Form 10-Q/A Quarterly Report for the quarter ended March 31, 2004. The Registrant’s restated financial statements were not completed by the scheduled filing date of its Form 10-Q Quarterly Report for the quarter ended June 30, 2004, and it is, therefore, filing this Form 12b-25 to provide notice of the late filing of its Form 10-Q Quarterly Report for the quarter ended June 30, 2004.

     The Registrant anticipates concurrently filing these reports on or before the fifth calendar day following the prescribed due date of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Okubo	650	312-7393

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bay View Capital Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2004	By:	/s/ John Okubo John Okubo Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).